October 14, 2005

Mr. Adam Phippen

Securities and Exchange Commission

101 F Street

Washington, D.C. 20549

Re:	Comprehensive Healthcare Solutions, Inc.

Form 10-K/A for the fiscal year ended February 29, 2004

Filed March 30, 2005

File No. 033-08955

Form 10-QSB/A for the period ended May 31, 2004

Filed April 1, 2005

Form 10-QSB/A for the period ended August 31, 2004

Filed April 4, 2005

Form 10-QSB/A for the period ended November 30, 2004

Filed April 4, 2005

Dear Mr. Phippen:

We represent Comprehensive Healthcare Solutions, Inc. (“CMHS”). CMHS has reviewed your May 5, 2005 letter and has the following responses. Please note that the Company intends to file a response to your December 13, 2005 correspondence by March 31, 2006 which will include the required support documentation:

Form 10-K Amendment No. 3 for the fiscal year ended February 28, 2004

1.	Please take into consideration all of the following comments on your Form 10-K, as applicable, when you revise your Form 10QSB/A=s.

ANSWER: We will take into consideration all of the comments contained in CMHS’ Form 10-K when it revises all applicable Form 10-QSB/A’s.

2.

You filed your amendment on a Form 10-K however it appears in certain cases you have followed the disclosure requirements of Regulation S-B. For example, you only present the fiscal 2004 year end balance sheet in your audited financial statements. A reporting company may enter the S-B system only at the beginning of a fiscal year, and must determine at the time of its filing in a fiscal year (first quarterly report, Form 8-K, or registration statement) whether it will enter the S-B reporting system. A reporting issuer cannot enter the S-B system during a fiscal year if it has already filed Exchange Act reports for periods included in that fiscal year under Regulation S-X. Please amend your filing to comply with the disclosure requirements on Form 10-K. After review of the amended Form 10-K we may have further comments.

ANSWER: Amendment No. 4 to Form 10-K has been filed and has been amended to comply with the disclosure requirements of Form 10-K.

Item 1. Business

Comprehensive Network Solutions, Inc. page 16

3.

Your references to “Nantucket” here, and in other sections of your filing, are confusing. Please revise your filing to replace references to Nantucket with more appropriate references to the current name of the company.

ANSWER: In Amendment No. 4 to Form 10-K, we have removed the reference to Nantucket on Page 16 and other parts of the body of the document. Certain references remain in the footnotes to the financial statements which CMHS deems appropriate.

Item 5. Market for the Registrant’s Common Stock and Related Security Holder Matters, page 20

4.	Please revise to disclose the approximate number of holders of record of common stock. Refer to Item 201(b) of Regulation S-K.

ANSWER: In Amendment No. 4 to Form 10-K, we have added the number of shareholders of record as of February 28, 2004.

Item 6. Selected Financial Data, page 21

5.	Certain fiscal 2004 amounts in your summary statements of operation and summary balance sheet data do not agree with the financial statements. Please revise.

ANSWER: In Amendment No. 4 to Form 10-K, we have revised the fiscal 2004 amounts in the summary statement of operations and summary balance sheet data to agree with the financial statements.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 24

6.

Please revise to include discussion of net sales and gross margin attributed to each product or service category, for example net sales and gross margin attributed to audiological testing and hearing aids, if considered material. Your disclosures should indicate whether you expect trends, if applicable, to continue and why or why not. Refer to SEC Release No. 33-8350 and Item 303 of Regulation S-K.

ANSWER: In Amendment No. 4 to Form 10-K we have revised this section. Accordingly net sales and gross margin attributable to hearing aid sales is not material to the financial statements.

7.

You state that selling, general and administrative expenses (“SG&A”) were $337,881 for fiscal 2004. Per the financial statements SG&A totaled $360,381. Please revise and consider whether additional discussion is necessary to explain the change in SG&A.

ANSWER: In Amendment No. 4 to Form 10-K, we have revised this section. The increase in SG&A is a result of an increase in the allowance for doubtful accounts and consulting fees has been revised and explained accordingly.

Liquidity and Capital Resources, page 24

8.	Please revise to discuss material changes between periods in your cash flows from operating, investing, and financing activities. Refer to SEC Release No. 33-8350 and Item 303 of Regulation S-K.

ANSWER: The changes between periods have been revised in the Amended 10-K.

Item 8. Financial Statements and Supplementary Data

General

9.

You have made changes to the financial statements that were previously issued. Please revise to provide all disclosures required by APB20. In particular, you should ensure that you disclose the previously filed amounts, changes made and restated amounts for each financial statement line item affected. Each adjustment should be explained.

ANSWER: In Amendment No. 4 to Form 10-K, the financial statements have been revised to include disclosure of previously filed amounts, changes made, and restated amounts for each financial statement line item affected. Additionally, each adjustment has been explained as follows:

•

Prepaid expenses on the balance sheet previously recorded as current and non-current assets related to stock-based deferred consulting fees. These fees were subsequently adjusted and recorded to deferred stock based consulting fees in the statement of changes in shareholders equity and will be accrued over the consulting service period.

•	Stock subscription receivable recorded as a current asset on the balance sheet was reclassified to common stock subscribed in the statement of changes in shareholders equity.
•	Bad debt expense of $22,500 was recorded to increase the allowance for doubtful accounts on the balance sheet.

Report of Independent Public Accounting Firm

10.

Please revise your filing to include an audit opinion related to the balance sheet as of February 28, 2003 and the related statements of operations, changes in shareholders deficiency, and cash flows for the years ended February 28, 2003 and 2002. If you plan to refer to the predecessor auditor please ensure you follow the guidance in AU508.

ANSWER: Amendment No. 4 to Form 10-K has been revised to include an audit opinion related to the balance sheet as of February 28, 2003 and the related statements of operations, changes in shareholders’ deficiency, and cash flows for the years ended February 28, 2003 and 2002.

11.

We note your independent accountants, Jewett, Schwartz & Associates, are located in Florida while you are headquartered in New York. Please have your accountants supplementally confirm to us that they are registered to practice in New York, or confirm that no such registration is necessary. If your accountants are registered in New York, please have them provide us with their license number.

ANSWER: Jewett, Schwartz & Associates has advised us that there is no requirement stipulating that the public accounting firm of an issuer must be located in the same state as the entity it is auditing.

Consolidated Statements of Operations, page F-4

12.

It is our understanding that net sales substantially refers to fees earned from audiological testing as well as the sales of hearing aids. Net revenues from the sale of tangible products and services along with the related cost of sales should be stated separately in the statements of operations. Refer to Rule 5-03 of Regulation S-X. Please revise.

ANSWER: Revenues and related costs of sales from the sale of tangible assets are not material to the financial statements and are included in net revenue in the statement of operations.

13.	Depreciation and amortization should be included as an operating expense rather than other expenses. Refer to Rule 5-03 of Regulation S-X and SAB Topic 11.B. Please revise.

ANSWER: In Amendment No. 4 to Form 10-K, the consolidated statements of operations have been revised to reflect depreciation and amortization as an operating expense in accordance with Rule 5-03 of Regulation S-X and SAB Topic 11B.

14.

Per Note 9 in June 2002 you terminated a consulting agreement and rescinded 1,200,000 shares of common stock. Please supplementally explain how the 1,200,000 shares of common stock were accounted for at the date of the consulting agreement and upon rescission. Tell us where in your financial statements the transactions were reflected. Please cite authoritative guidance supporting your accounting.

ANSWER: The 1,200,000 shares of common stock were never issued because the consulting agreement was not consummated. Therefore, this was not reflected in the financial statements and did not need to be accounted for.

15.

Please supplementally explain the common stock subscribed and subscription receivable activity. Please revise your balance sheet to present the subscription receivable as a separate line item in stockholders’ equity if the amount is receivable from officers or directors. Please revise to disclose the nature of the transaction in the notes to the financial statements. Refer to EITF 85-1 and SAB Topic 4E.

ANSWER: In Amendment No. 4 to Form 10-K, the balance sheet and footnotes have been revised. In accordance with EITF 85-1 stock subscription receivable recorded as a current asset on the balance sheet was reclassified to common stock subscribed in the statement of changes in shareholders equity.

16.

In fiscal 2003 and fiscal 2004 you issued shares in private placement sales at $0.21 and $0.25 per share, respectively. Your valuation of shares issued for executive compensation in fiscal 2003 and 2004 was valued significantly lower at $0.06 and $0.07, per share, respectively. Please supplementally explain how you determined the value of shares issued to executives and why such values differed significantly from the values ascribed to your shares in transactions with unrelated third parties.

ANSWER: The stock issued for executive compensation was issued in accordance with the employment agreement in effect. The sock was issued to a related party and value was significantly lower than the market value at $0.06 and $0.07 per share due to the restrictive nature of the stock.

17.

Please supplementally explain the fiscal 2004 convertible debt transaction. Please supplementally explain the consolidated balance sheet and consolidated statements of cash flow presentation of the transaction. Please revise the notes to the consolidated financial statements to disclose the transaction.

ANSWER: In Amendment No. 4 to Form 10-K, the notes to the consolidated financial statements have been revised to include an explanation of the 2004 convertible debt transaction..

Consolidated Statements of Cash Flows, page F-5

18.	Please supplementally explain the line “(Increase) decrease in other assets.” Please revise if necessary.

ANSWER: The line item increase (decrease) in other assets represents the change in hearing aids and inventory supplies on hand.

19.

Cash inflows from financing activities include proceeds received, for example, from issuing equity instruments, bonds, mortgages, notes and from other short or long term borrowing. Based on review of your notes to the consolidated financial statements it does not appear that you received proceeds that should be classified as financing activities totaling $762,400 in fiscal year 2004. Please supplementally explain and revise if necessary. Note that the value of equity instruments issued as non-cash compensation to employees and non-employees which are expensed should be included as non-cash adjustments in the operating activities section of the statements of cash flows. Refer to SFAS 95.

ANSWER: In Amendment No. 4 to Form 10-K, The statements of cash flows have been revised to include the non-cash compensation to employees and non-employees in the operating activities section with the required supplemental disclosure of non-cash investing and financing activities, as applicable.

20.	Please provide a supporting schedule to your revised consolidated statements of cash flows. The schedule should include a reconciliation to applicable consolidated balance sheets.

ANSWER: The supporting reconciliation schedule has been supplementally attached to this letter.

Notes to Consolidated Financial Statements

Note 1. Reorganization

General

21.

In a reverse acquisition shareholders’ equity should be determined and presented on the consolidated balance sheet as if the consolidated financial statements are a continuation of the accounting acquiror/legal acquiree (Accutone, Inc.). The retained deficit and other surplus accounts in the consolidated financial statements immediately after the reverse acquisition would be the same as the accounts of the accounting acquiror / legal acquiree at that date. The retained deficit and other surplus accounts of the legal acquiror (Nantucket Industries, Inc.) at the date of the legal combination would be eliminated in consolidation. We assume your accumulated deficit of $13,153,009 as of February 28, 2002 principally relates to operations of Nantucket Industries Inc. prior to the January 25, 2002 reverse acquisition. If so, please revise your filing to eliminate the retained deficit and additional paid in capital of Nantucket included in your February 28, 2002 equity accounts.

ANSWER: In Amendment No. 4 to Form 10-K, revisions have been made to eliminate the accumulated deficit and additional paid in capital relating to the operations of Nantucket Industries Inc. at February 28, 2002.

Basis of Presentation and Going Concern, page F-7

22.

You refer to SFAS 7. SFAS 7 refers to the accounting and disclosure requirements of developmental stage enterprises. Do you consider yourself a developmental stage enterprise in accordance with SFAS 7? If so, it does not appear you have followed the accounting and disclosure requirements of SFAS 7. Please supplementally explain and revise.

ANSWER: CMHS is not a development stage company at February 29, 2004. In Amendment No. 4 to Form 10-Q, Note 1 to the financial statements has been revised accordingly.

23.

You disclose that you have not commenced planned principle operations and you have not generated revenues from prospective customers. Based on review of this filing, neither of these statements appear accurate. Please revise or advise.

ANSWER: CMHS’ planned principal operations have commenced. In Amendment No. 4 to Form 10-Q, Note 1 to the financial statements has been revised accordingly.

Note 2. Summary of Significant Accounting Policies

Intangible Assets, page F-12

24.

Please supplementally provide your fiscal 2004 impairment test performed on your intangible assets. Please supplementally provide support for your assumptions. In light of your unfavorable operating history, negative cash flows and weak liquidity position, it is unclear how you support recoverability of the assets.

ANSWER: CMHS’ intangible assets are comprised of a covenant not to compete and a customer list. The covenant not to compete is still in effect and the customer list is not impaired as per the supplemental attached support for CMHS’ assumptions.

Segment Information, page F-13

25.

You disclose that adoption of SFAS 131 is not expected to have a material impact on your financial statements. You also disclosed that the adoption of SFAS 130 is not expected to have a material effect on your financial statements. It appears that these items were disclosed in order to meet the disclosure requirements for recently issued accounting standards. It appears that the current disclosures referring to SFAS 130 and 131 are no longer needed. Please consider removing these disclosures and update you filing in accordance with the disclosure requirements for recently issued accounting standards if any are deemed necessary. Refer to SAB Topic 11M.

ANSWER: In Amendment No. 4 to Form 10-K, the disclosures have been removed.

Impairment of Long-Lived Assets, page F-13

26.

SFAS 121 was superseded by SFAS 144. SFAS 144 was effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. Please revise your disclosure and also revise the impairment testing performed, if needed. You also state that no impairment loss was required in fiscal 2003. Please revise to update for fiscal 2004. Please supplementally provide the impairment analysis in accordance with SFAS 144. Please supplementally provide support for your assumptions.

ANSWER: The notes have been updated for 2004. Please refer to the supplemental attached support for CMHS’ impairment analysis in accordance with response #24 above. In addition, the required disclosure for fiscal 2004 has been included.

Note 4. Acquisition of Audiology, page F-14

27.

You disclose that the contract executed with Park Avenue Medical Practice Associates, P.C. and Park Avenue Health Care Management, Inc. calls for Brad I. Markowitz to join your Board of Directors. Mr. Markowitz is not listed as a Director in Item 10 of the periods presented. Refer to APB 12.

ANSWER: Mr. Markowitz did not accept his appointment to CMHS’ Board of Directors because CMHS did not have directors and officers liability insurance at the time of his appointment.

Note 5. Property and Equipment, page F-15

28.

Please revise to disclose the estimated useful lives for each category of property and equipment disclosed. Please also revise to disclose the depreciation expense for the periods presented. Refer to APB 12.

ANSWER: In Amendment No. 4 to Form 10-K, Note 5 has been revised to include disclosure of the estimated useful lives for each category of property, plant and equipment, as well as the depreciation expense for each period presented.

Item 9A. Controls and Procedures, page 26

29.

We note that your certifying officers disclose their conclusions as to the adequacy of your disclosure controls and procedures. However, Item 307 of Regulation S-K requires that your certifying officers disclose their conclusions regarding the effectiveness (not adequacy) of your disclosure controls and procedures. Please revise accordingly.

ANSWER: In Amendment No. 4 to Form 10-K, the requested change has been made.

30.

We note that your certifying officers disclose their conclusions as to the adequacy of your disclosure controls and procedures within 90 days before the filing date of this report. However, Item 307 of Regulation S-K requires that your certifying officers disclose their conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Please revise accordingly.

ANSWER: In Amendment No. 4 to Form 10-K, the requested change has been made.

31.

Your disclosure also provided that your principle executive and financial officers evaluated the effectiveness of your disclosure controls and procedures A(as defined in rule 13a-14(c) and 15d-14(c) under the Securities Act of 1934 as amended).@ However, Exchange Act Rules 13a-15(e) and 15d-15(e) define disclosures controls and procedures. Revise your citation to reference the correct rules.

ANSWER: In Amendment No. 4 to Form 10-K, the requested change has been made.

32.

Please revise your disclosure regarding changes to internal controls and procedures over financial reporting to identify any changes, not just significant changes, that have materially affected, or are reasonably likely to materially affect, your internal controls and procedures over financial reporting. See Item 208(c) of Regulation S-K.

ANSWER: In Amendment No. 4 to Form 10-K, the requested change has been made.

Item 14. Principal Accounting Fees and Services

33.

Please revise your disclosure to include the aggregate audit and tax fees billed each of the last two fiscal years. In this regard we noticed that it does not appear that the audit fees section includes billings from Jewett, Schwartz & Associates.

ANSWER: In Amendment No. 4 to Form 10-K, the aggregate audit and tax fees billed for the last two fiscal years have been revised. They now include billings from Jewett, Schwartz & Associates.

Item 15. Exhibits and Reports on Form 8K

34.

Each filing must have an index of exhibits. If these exhibits are incorporated by reference, this fact should be noted in the exhibit index. In this regard we would expect to see certain items listed as exhibits and included as an exhibit or incorporated by reference including but not limited to articles of incorporation and bylaws. In addition, material agreements such as the joint venture agreement with Alliance Healthcare, Inc. and the joint marketing agreement with Thesco Benefits, LLC should also be filed. We noted that you include exhibits 31 and 32 in the filing however they are not listed in the index of exhibits. Refer to Item 601 of Regulation S-K. Please revise.

ANSWER: in Amendment No. 4 to Form 10-Q, we have included an exhibit index including all required exhibits.

Exhibit 31

35.	Please revise to remove reference to yourself as a small business issuer. This comment applies to subsequent Form 10-Q’s as well.

ANSWER: In Exhibit 31, we have removed the reference to CMHS as a small business issuer. We will also do the same to the subsequent Form 10-Q’s.

Form 10-QSB Amendment No. 2 for the period ended May 31, 2004

General

36.

You cannot amend a Form 10-Q with a Form 10-QSB. Please amend all of your Form 10-QSB/A’s filed on April 1, 2005 and April 4, 2005 with Form 10 -Q/A’s following disclosure requirements of Form 10-Q. After review of the amended Form 10-Q’s we may have further comments.

ANSWER: CMHS is amending all of its Form 10-QSB/A’s filed on April 1, 2005 and April 4, 2005.

Condensed Consolidated Balance Sheet, page F-2

37.

Based on review of the February 29, 2004 consolidated balance sheet and this condensed consolidated balance sheet it appears that you capitalized approximately $275,000 of intangible assets, including goodwill, as a result of the purchase of Comprehensive Network Solutions. On page 4 of your 2004 third quarter Form 10-QSB Amendment2 you disclose that your net sales substantially refer to fees earned by audiological testing and sales of hearing aids. Given this statement it does not appear that your net sales have increased materially as a result of the acquisition. Please supplementally explain what impairment analyses of the intangible assets have been completed since the acquisition.

ANSWER: CMHS acquired Comprehensive Network Solutions at the beginning of the quarter ended May 31, 2004, the same quarter for which the 10-QSB/A in question was filed. At the end of the quarter (i.e. 5/31/04) , CMHS was still in the process of interviewing candidates to fill various positions in sales, marketing, and administration necessary in order to implement the Comprehensive Network Solutions business model in the Northeast. Refer to the “Outlook” section on pages 5 and 6 of Form 10-QSB/A, Amendment No. 2, for the period ended May 31, 2004.

Condensed Consolidated Statements of Cash Flows, page F-4

38.

Please supplementally explain what is included in the line items “purchases of property and equipment” and “increase in other assets” in your net cash used by investing activities. On March 1, 2004 you acquired Comprehensive Network Solutions. Consideration included 250,000 restricted shares and $60,000. Cash used in investing activities should include only cash paid. Stock issuance to complete an acquisition should be clearly disclosed as non cash investing activities. Refer to SFAS 95.

ANSWER: The “purchases of property and equipment” primarily includes furniture and fixtures acquired through the acquisition of Comprehensive Network Solutions. The “increase in other assets” consisted of deferred consulting fees that were previously recorded as prepaid expenses on the balance sheet and subsequently recorded as a component of shareholders’equity.

Notes to Condensed Consolidated Financial Statements

General

39.	On March 1, 2004 you acquired Comprehensive Network Solutions. Please revise to disclose information as required by paragraphs 51-57 of SFAS 141.

ANSWER: The requested information was disclosed in Form 8-K filed on March 16, 2004, which is incorporated by reference in Part II, Item 6 of Form 10-QSB/A, Amendment No. 2 for the period ended May 31, 2004.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 5

40.

You state that you issued 250,000 shares of restricted common stock for the March 1, 2004 acquisition of Comprehensive Network Solutions, Inc. totaling $405,050. This equals $1.62 per share. You state that you received proceeds for the sale of restricted common stock in the amount of $163,300. It appears that these proceeds were received for the issuance of approximately 482,000 shares which results in a price per share of approximately $0.35. You also state that you satisfied a $25,000 liability through the issuance of 25,000 shares. This equals $1.00 per share. Please supplementally explain the variations in share prices for these transactions and clarify if the transactions were with related parties. If applicable, please describe any intervening events which occurred between the sale dates, liability settlement date, and the date of the acquisition. Please supplementally explain how you valued Comprehensive Network Solutions, Inc.’s net assets with reference to authoritative guidance. Please supplementally explain your consideration of the then current OTC share trading prices at the date of each of the referenced transactions.

ANSWER: The stock issued at the date of each referenced transaction was issued in accordance with the respective agreements. At the date of each transaction consideration was given to (i) the share trading prices (ii) restrictions on stock, (iii) the terms of the agreements. The Company recognized Comprehensive Network Solutions, Inc.’s identifiable assets and liabilities at the full amount of their fair values, with limited exceptions, and goodwill as the difference between the fair value of Comprehensive Network Solutions, Inc., as a whole, and the fair value of the identifiable assets acquired and liabilities assumed.

41.

Amounts included in the working capital discussion on page 5 do not appear to be consistent with the financial statements. For example, working capital as of May 31, 2004 is $187,475 per your balance sheet; however, your disclosure indicates that working capital is $504,052. Please revise or advise.

ANSWER: In Amendment No. 3 to Form 10-QSB for May 31, 2004, the amounts included in the working capital discussion have been revised accordingly.

Form 10-QSB Amendment No. 2 for the period ended August 31, 2004

Condensed Consolidated Statements of Operations, page F-3

42.

Please supplementally explain why the weighted average shares are so large for the six months ended August 31, 2004 and 2003. It appears that weighted average shares exceed authorized shares, which is not possible. Please revise.

ANSWER: In Amendment No. 3 to Form 10-QSB for August 31, 2004, weighted average shares for the six months ended August 31, 2004 and August 31, 2003 have been revised.

Form 10-QSB Amendment No. 2 for the period ended November 30, 2004

Condensed Consolidated Statements of Operations, page F-3

43.

Please supplementally explain why the weighted average shares are so large for the nine months ended November 30, 2004 and 2003. It appears that weighed average shares exceed authorized shares, which is not possible. Please revise.

ANSWER: In Amendment No. 3 to Form 10-QSB for November 30, 2004, 2004, weighted average shares for the nine months ended November 30, 2004 and November 30, 2003 have been revised.

Condensed Consolidated Statements of Operations, page F-4

44.

Your nine months ended November 30, 2003 statement of cash flows includes $150,000 of proceeds from debenture. A similar line item is not included in the twelve months ended February 29, 2004 statement of cash flows. Please supplementally explain.

ANSWER: The proceeds from debenture were netted with the settlement of the debenture in the statement of cash flows during the fourth quarter of 2004. This has been revised and presented gross on separate lines in the statement of cash flows for the year ended February 29, 2004.

Form 8-K Amendment No. 1 filed June 21, 2004

44.	Please amend your filing to include a signed and dated audit report. This report, as filed, is not signed.

ANSWER: This Form 8-K has been amended to include a signed and dated audit report.

Very truly yours,

ANSLOW & JACLIN, LLP

BY:	s/s ANSLOW & JACLIN, LLP
ANSLOW & JACLIN, LLP

RIA/